EXHIBIT 99.1

ICON to Present at Evercore ISI HealthCONx Conference 2018

On November 28, 2018, Mr. Brendan Brennan, CFO of ICON plc, will present at the Evercore ISI HealthCONx Conference 2018. The presentation will be webcast live from 3.30pm ET [8:30pm Ireland & UK].

This public webcast will be accessible live from our website at http://investor.iconplc.com.  A recording will also be available on the website following the webcast.  In addition, a calendar of company events, including upcoming conference presentations, is available from the Investors section of our website, under “Events”.  This calendar will be updated regularly.